SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (C.N.P.J.) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

Publicly-held company

MATERIAL FACT

Braskem S.A. (“Braskem” or the “Company”) (B3 Tickers: BRKM3, BRKM5, and BRKM6; NYSE: BAK; LATIBEX: XBRK), following up on the Material Fact disclosed on August 24, 2026 regarding the filing of a request for out-of-court reorganization by the Company and certain of its subsidiaries (the “Extrajudicial Reorganization”), hereby notifies its shareholders and the market in general that it has provided certain holders and investment managers of one or more of the Senior Notes and Debentures issued or guaranteed by Braskem (“Investors”) with the following non-public information related to Braskem and its subsidiaries (“Shared Information”), in the context of negotiations regarding an update to the Extrajudicial Reorganization plan (“EJ Plan”):

1.	Discussion materials from Braskem with its updated business plan, delivered by Braskem on August 31, 2026 pursuant to the terms of the EJ Plan;
2.	Discussion materials from Braskem with updated cash flow projections and other financial and operational information, delivered by Braskem on September 30, 2026 pursuant to the terms of the EJ Plan;
3.	Proposed main commercial terms and conditions of the updated EJ Plan, delivered by Braskem on October 23, 2026 (“Braskem Proposal”); and
4.	Proposed main commercial terms and conditions of the updated EJ Plan, delivered by the Investors on October 24, 2026 (the “Investor Proposal”).

Pursuant to the confidentiality agreements entered into in September 2026 between Braskem and the Investors (collectively, the “Confidentiality Agreements”), Braskem has agreed to publicly disclose the Shared Information after the expiration of the term set forth in the Confidentiality Agreements. The Shared Information is attached hereto and is provided to fulfill Braskem’s obligations under the Confidentiality Agreements and in accordance with applicable legal regulations.

After several in-person meetings held during that period among Braskem, its main shareholders and the Investors, none of the proposals have been accepted, and the parties have not yet reached agreement on the terms of a restructuring.

Braskem expects to continue discussions and negotiations regarding the terms of the updated EJ Plan with the Investors, and remains committed to engagement with the Investors and its other financial creditors in an effort to satisfy the milestone set forth in Clause 1.1(iv) of the Negotiation Framework by the deadline agreed by Braskem and the requisite majority of signatory creditors under the EJ Plan (which milestone has been extended to October 30, 2026).

1

The Shared Information contains projections regarding prices, sales volumes, feedstock consumption and supply, costs, production and utilization rates, as well as Braskem's financial indicators, through 2035. The projections presented are hypothetical data and forecasts that reflect the current expectations of Braskem's management and should not be construed as guarantees or promises of performance, being subject to risks and uncertainties associated with the economic, regulatory, and competitive conditions of the markets in which Braskem operates, and may therefore differ materially from the figures and results actually recorded by Braskem.

The Company clarifies that the projections contained in the Shared Information by Braskem should not be considered guidance and were prepared in the context of the Extrajudicial Reorganization.

The Company will keep the market informed of any material developments regarding this matter, in compliance with applicable laws.

Additional information may be obtained from the Investor Relations Department by calling (11) 3576-9531 or by emailing braskem-ri@braskem.com.br.

São Paulo, October 24, 2026

Carlos Augusto Machado Pereira de Almeida Brandão
Chief Financial and Investor Relations Officer
Braskem S.A.

2

PRIVILEGED & CONFIDENTIAL OCTOBER 2026 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS PROJECT CATALYST Cleansing Materials PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS PRIVILEGED & CONFIDENTIAL CLEANSING MATERIALS Disclaimer These materials and the information contained herein (these “Cleansing Materials”) were prepared solely to facilitate discussions with certain members of an ad hoc group of creditors (the “Investors”) of Braskem S.A. (together with its subsidiaries and affiliates, the “Company”) that were subject to confidentiality agreements and were not prepared with a view toward public disclosure. The Cleansing Materials should not be relied upon to make an investment decision with respect to the Company. The Cleansing Materials speak only as of the date when such information was delivered to the Investors or their representatives and should not be regarded as an indication that the Company or any third party considers the Cleansing Materials to be material non-public information or a reliable prediction of future events, and the Cleansing Materials should not be relied upon as such. Neither the Company nor any third party makes any representation regarding the accuracy or completeness of the Cleansing Materials, whether when first delivered to the Investors or their representatives, as of the date hereof or any other past or future date. Any forward-looking statements are based on current assumptions and expectations and involve risks and uncertainties. The Cleansing Materials include certain values for illustrative purposes only, and such values are not the result of, and do not represent, actual valuations, estimates, forecasts or projections of the Company or any third party and should not be relied upon as such. Actual values or results may differ materially from those expressed or implied in these Cleansing Materials. Neither the Company, its advisors nor any third party makes any representation to any person regarding the accuracy or completeness of any Cleansing Materials or undertakes any obligation to update the Cleansing Materials to reflect circumstances existing after the date when the Cleansing Materials were prepared or conveyed or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Cleansing Materials become or are shown to be incorrect. These materials and information contained in the Cleansing Materials are made in connection with potential settlement, compromise, or business resolution discussions. Pursuant to Federal Rule of Evidence 408 and applicable state and foreign law equivalents, this document and any information contained herein shall not be construed as an admission of liability, fault, or wrongdoing, and shall not be admissible as evidence to prove or disprove the validity or amount of any disputed claim or for impeachment purposes in any litigation or proceeding. These Cleansing Materials do not constitute (and shall not be construed as) an offer to sell, a solicitation of an offer to buy, a commitment to lend, underwrite or provide financing, or a recommendation with respect to any security, loan or transaction. CLEANSING MATERIALS PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Background Since the filing of the EJ Plan(a) and the execution of the Confidentiality Agreements, Braskem and the Investors, through their respective advisors, have prepared and exchanged multiple proposals and information, the latest being the following (the “Cleansing Materials”): 1. Discussion materials from Braskem with its updated business plan, delivered by Braskem on August 31, 2026 pursuant to the terms of the EJ Plan(b); 2. Discussion materials from Braskem with updated cash flow projections and other financial and operational information, delivered by Braskem on September 30, 2026 pursuant to the terms of the EJ Plan; 3. Proposed main commercial terms and conditions of the updated EJ Plan, delivered by Braskem on October 23, 2026 (“Braskem Proposal”); and 4. Proposed main commercial terms and conditions of the updated EJ Plan, delivered by the Investors on October 24, 2026 (the “Investor Proposal”). The Cleansing Materials are attached hereto. After several in-person meetings held during that period among Braskem, its main shareholders and the Investors, none of the proposals have been accepted, and the parties have not yet reached agreement on the terms of a restructuring. Braskem expects to continue discussions and negotiations regarding the terms of the updated EJ Plan with the Investors, and remains committed to engagement with the Investors and its other financial creditors in an effort to satisfy the milestone set forth in Clause 1.1(iv) of the Negotiation Framework by the deadline agreed by Braskem and the requisite majority of signatory creditors under the EJ Plan (which milestone has been extended to October 30, 2026). (a) Capitalized terms used and not defined herein, will have the meaning assigned to these in the Material Fact dated October 24, 2026. The information contained in the Braskem Proposal is accurate as of the delivery date, has not been updated since the delivery date, and should not be used for any other purpose. 3 (b) PRIVILEGED & CONFIDENTIAL CLEANSING MATERIALS I Updated Business Plan PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS PRIVILEGED & CONFIDENTIAL CLEANSING MATERIALS Disclaimer This document is delivered pursuant to, and in compliance with, Section 1.1.(ii) of the Negotiation Framework attached as Schedule 1.1.61 to the Extrajudicial Reorganization Plan dated as of August 24, 2026 (the “EJ Plan”) jointly filed by Braskem S.A., Braskem Netherlands B.V., Braskem Netherlands Inc. B.V., Braskem Trading & Shipping B.V., Braskem Netherlands Finance B.V. and Braskem America Finance Company (collectively, the “Debtors”) and which was adhered to by certain financial creditors of the Debtors representing, on a consolidated basis, 39.6% of the financial debt of the Debtors subject to the EJ Plan (the “Signatory Creditors”). Capitalized terms used and not otherwise defined herein will have the meaning given in the EJ Plan. This document and the information contained to the recipient pursuant to that certain confidentiality agreements by and between the recipient and Braskem S.A. listed in Annex A hereto (the “NDAs”) and constitutes Confidential Information for purpose thereof. By accessing this document and in accordance with Section 4.3 of the Negotiation Framework, the recipient agrees to: (i) treat all the information contained herein as Confidential Information and maintain the confidentiality of all such information; (ii) not reproduce or disclose, in whole or in part, any information contained herein to any person other than as permitted under the relevant NDA; and (iii) comply with any other obligation under the NDA with respect to, or in connection with, such information. All analysis contained herein has been prepared based upon the Company’s internal records. All information in this document is subject to verification, correction or completion without notice. Lazard has not assumed any responsibility for independent verification of any of the information contained herein and it has relied on such information being complete and accurate in all material respects. No representation or warranty, either express or implied, is made by any person as to the accuracy, reliability or completeness of the information presented herein. Neither the Company, Lazard, nor any of their respective subsidiaries, affiliates, directors, officers, agents, employees or advisors accepts any liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this document. This document does not purport to contain all of the information that a recipient may desire in investigating or deciding to enter into any transaction with, the Company or any subsidiary or affiliate thereof, or otherwise take any course of action, and should not be relied upon to form the basis of, be relied on in connection with, or act as an inducement or recommendation to enter into, any transaction or take any other action whatsoever. This document does not constitute and is not to be construed as an offer to sell or a solicitation to buy, exchange or grant consent to any securities and does not constitute any form of commitment or recommendation on the part of the Company or Lazard or any of their respective subsidiaries, affiliates, associated companies or advisors. This document should not be regarded by the recipient as a substitute for the exercise of its own judgment to enter into any transaction with the Company or any subsidiary or affiliate thereof or otherwise take any course of action. The risk, merit and suitability of any such transaction should be independently evaluated and any person considering such transaction is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other considerations relating to such transaction prior to entering into any such transaction or otherwise taking any course of action. By receipt of this document, the recipient acknowledges that it is not relying on the Company or Lazard for tax, accounting, legal or other advice, and that the recipient should receive separate and qualified tax, accounting, legal and other professional advice in connection with any transaction or course of conduct. Nothing contained herein shall be deemed to be a recommendation from the Company or Lazard to any party to enter into any transaction or to take any course of action. This document provides summary information only and is being delivered solely for informational and discussion purposes. The use of this document for any other purpose is not authorized. This document is not intended to provide a basis for evaluating any transaction, to take any course of action or to be construed as a basis for any other matter. This document speaks only as of the date hereof, all of which is subject to change, and neither the Company, Lazard nor any other person is under any obligation to update, keep current, bring-down, review or reaffirm the information herein. Under no circumstances should the delivery of this document imply that any information or analyses included in this document would be the same if made as of any other date. This document includes forward-looking statements. All statements other than statements of historical fact or relating to present facts or current conditions included in this document are forward-looking statements. Forward-looking statements give the Company’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on certain assumptions and current expectations and projections about future events and trends that may affect the Company’s business and are not guarantees of future performance. Several of those assumptions and expectations are based on, or rely upon, past results or have not necessarily been recently updated or reassessed. Although the Company believes those assumptions are reasonable in light of the available information, they are inherently subject to various risks and uncertainties. Recipients of this document are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and other unknown factors, including those relating to the operations and business of the Company. These and various other factors may adversely affect the estimates and assumptions on which these forward-looking statements are based, many of which are beyond the Company’s control. The inclusion of forward-looking statements should not be regarded as a representation that any such transaction or event shall be consummated or that the Company will achieve its respective plans, estimates and expectations with respect to such transactions or events. Actual results and capital and other financial conditions may differ materially from those included in these statements due to a variety of factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this document might not occur and are not guarantees of future performance. Forward-looking statements speak only as of the date on which they are made. Nothing contained in this document is, or shall be relied upon as, a promise or representation as to the past, present or future. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. RECIPIENTS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. This document may include certain financial measures that are not presented in accordance with International Financial Reporting Standards (“IFRS”). These non-IFRS measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with an IFRS alternative to net income or any other measures derived in accordance with IFRS. The Company believes that these non-IFRS measures of financial results provide useful supplemental information to creditors about the Company. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies. PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Evolution of Key Spreads – International References CLEANSING MATERIALS Source: Braskem. Note: Considers average annual spreads. (a) Spread PE: (HDPE US*40% + LDPE US*30% + LLDPE US*30%) – Naphtha ARA. (b) Spread PP: PP Asia – Naphtha ARA. (c) Spread PP US: PP North America – PGP North America. (d) Spread PP EU: PP West Europe – PGP West Europe. Spreads calculated based on international reference prices of products and raw materials PP –Naphtha(US$/ton)(b) PP US –PGP (US$/ton)(c) PP EU –PGP (US$/ton)(d) 652 329 240 258 168 (52) (61) 26 101 134 134 167 173 180 190 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 606 336 308 304 312 314 280 333 379 398 418 452 481 502 538 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 1,073 514 301 373 359 411 354 349 404 458 553 602 618 661 696 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 1,246 1,080 441 441 441 369 331 338 364 399 447 481 491 501 512 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 339 660 303 341 QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 257 367 318 314 QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 287 441 397 353 QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 24 175 (236) (171) PE –Naphtha(US$/ton)(a) I UPDATED BUSINESS PLAN 6 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Evolution of Key Spreads – Effective Prices CLEANSING MATERIALS Source: Braskem. Note: Considers average annual effective spreads. Spreads calculated based on products’ actual selling prices and raw materials’ effective acquisition prices DomesticPP Sales –Naphtha(US$/ton) PP US –PGP (US$/ton) PP EU –PGP (US$/ton) 608 265 304 177 137 293 281 164 240 276 285 320 331 343 358 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 1,293 1,001 814 892 859 954 700 844 902 935 939 997 1,045 1,085 1,145 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 1,343 1,020 858 894 1,038 1,022 848 889 958 1,061 1,083 1,161 1,187 1,257 1,313 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E 1,038 643 469 421 311 493 429 403 433 469 521 555 568 580 594 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 807 1,725 818 796 QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 816 1,342 861 795 QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 381 718 474 395 QuarterlyEvolution in 2026 1Q26 2Q26 3Q26 4Q26 95 676 223 209 DomesticPE Sales –Naphtha(US$/ton) I UPDATED BUSINESS PLAN 7 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS 8,848 8,515 7,647 7,865 7,545 7,510 7,331 7,484 7,280 7,630 7,403 7,423 7,403 7,403 7,403 869 833 740 766 742 730 735 751 729 1,026 996 999 996 996 996 529 489 472 484 474 518 602 524 526 497 534 536 534 534 534 1,729 1,604 1,643 1,521 1,545 1,560 1,560 1,554 1,569 1,583 1,565 1,569 1,565 1,565 1,565 570 504 494 433 410 419 423 452 483 476 451 452 451 451 451 12,545 11,945 10,996 11,069 10,715 10,737 10,652 10,766 10,587 11,213 10,949 10,979 10,949 10,949 10,949 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E Naphtha (BR) Ethane/Propane (BR) Propylene (BR) Propylene (US) Propylene (EU) Volume Sold and Feedstock Assumptions CLEANSING MATERIALS Total Volume Sold (kton) and Utilization Rate (%) by Geography Main Feedstocks Consumption (kton) and Ethylene Production Source (%) Source: Braskem. 8,159 7,967 7,235 7,381 6,956 6,766 7,180 7,089 6,811 7,245 6,956 6,975 6,956 6,956 6,956 1,729 1,604 1,643 1,521 1,545 1,557 1,550 1,554 1,569 1,583 1,565 1,569 1,565 1,565 1,565 570 504 494 433 410 422 422 452 483 476 451 452 451 451 451 10,458 10,075 9,372 9,334 8,911 8,745 9,151 9,096 8,863 9,304 8,971 8,995 8,971 8,971 8,971 81% 77% 72% 72% 70% 70% 73% 73% 72% 73% 71% 71% 71% 71% 71% 21A 22A 23A 24A 25A 26E 27E 28E 29E 30E 31E 32E 33E 34E 35E Brazil US Europe Average Utilization Rate 83% 17% 78% 22% 78% 22% 78% 22% 78% 22% 78% 22% 78% 22% 83% 17% 83% 17% 83% 17% Naphtha Ethane / Propane Main Feedstocks Consumption (kton) 83% 17% 83% 17% 83% 17% 83% 17% 83% 17% Feedstock Used on Ethylene Production (%) I UPDATED BUSINESS PLAN 8 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Annual P&L Projections–Status Quo (In US$ millions, unless otherwise indicated) CLEANSING MATERIALS Source: Braskem. 2021A 2022A 2023A 2024A 2025A 2026E 2027E 2028E 2029E 2030E 2031E 2032E 2033E 2034E 2035E Brazil 12,879 13,418 9,898 10,189 9,259 10,809 10,249 10,434 10,564 11,751 11,891 12,441 12,673 13,129 13,560 US & Europe 6,033 4,550 3,504 3,630 2,927 3,443 3,238 3,239 3,564 3,799 3,933 4,080 4,174 4,281 4,409 Others (88) 79 235 15 133 (100)- - - - - - - - - Net Revenue 18,824 18,046 13,637 13,834 12,319 14,152 13,487 13,673 14,129 15,550 15,825 16,521 16,848 17,410 17,969 ( – ) COGS (13,433) (16,014) (13,038) (12,826) (11,706) (12,351) (12,177) (12,126) (12,418) (13,477) (13,477) (14,036) (14,236) (14,558) (14,890) ( = ) Gross Profit 5,391 2,033 599 1,009 613 1,801 1,310 1,547 1,711 2,073 2,348 2,486 2,612 2,853 3,079 Gross Margin (%) 28.6% 11.3% 4.4% 7.3% 5.0% 12.7% 9.7% 11.3% 12.1% 13.3% 14.8% 15.0% 15.5% 16.4% 17.1% ( – ) SG&A (668) (760) (823) (743) (731) (811) (813) (803) (814) (829) (853) (865) (880) (895) (910) Administrative Expenses (128) (155) (141) (137) (182) (175) (193) (217) (220) (222) (227) (231) (235) (239) (243) Commercial Expenses (157) (165) (189) (202) (232) (303) (330) (290) (292) (298) (312) (313) (318) (323) (329) Corporate Unit (342) (403) (376) (365) (296) (304) (290) (296) (302) (309) (315) (321) (327) (332) (338) Others (42) (36) (117) (39) (22) (29)- - - - - - - - - ( – ) ORD (185) (354) (142) (339) 294 (53) 31 51 45 43 39 36 33 29 26 ( – ) D&A (170) (183) (122) (112) (85) (133) (128) (130) (121) (124) (117) (113) (110) (108) (106) ( = ) EBIT 4,368 736 (487) (185) 91 804 401 665 821 1,162 1,417 1,544 1,654 1,879 2,089 EBIT Margin (%) 23.2% 4.1% (3.6%) (1.3%) 0.7% 5.7% 3.0% 4.9% 5.8% 7.5% 9.0% 9.3% 9.8% 10.8% 11.6% ( + ) D&A 651 759 819 710 625 615 702 712 812 891 726 704 688 676 668 ( +/– ) Other Adjustments 4 300 280 321 (208) 41- - - - - - - - - ( = ) EBITDA 5,024 1,796 612 845 508 1,460 1,103 1,377 1,633 2,053 2,143 2,248 2,342 2,555 2,757 EBITDA Margin (%) 26.7% 10.0% 4.5% 6.1% 4.1% 10.3% 8.2% 10.1% 11.6% 13.2% 13.5% 13.6% 13.9% 14.7% 15.3% I UPDATED BUSINESS PLAN 9 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Annual Cash Flow Projections–Status Quo (In US$ millions, unlessotherwiseindicated) CLEANSING MATERIALS • Seenextpagefor furtherdetails • Assumes LC maturities schedule as contracted without renewal, and renewal of client/receivables factoring operations. Illustratively assumes that payment of LCs due in June and July 2026 occurs in August 2026. See next page for further details • Assumes debtserviceas currentlycontracted A B Source: Braskem. (a) Figures from August 2026 onwards. C Considerations YTG 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 EBITDA 190 1,103 1,377 1,633 2,053 2,143 2,248 2,342 2,555 2,757 ( + ) Working Capital - Operational 295 51 (27) (61) (181) (42) (82) (47) (74) (73) ( – ) Maintenance Capex (313) (551) (574) (508) (556) (580) (594) (608) (621) (634) ( – ) Alagoas and Penalties (116) (123) (175) (177) (141) (158) (131) (121) (132) (146) ( + ) Others (427) (237) (244) (266) (390) (787) (495) (535) (590) (648) ( = ) Recurring Operating Cash Flow (371) 243 357 620 786 575 946 1,031 1,139 1,256 ( + ) Working Capital - Financial (584) (1,032) (82) (87) (68) (72) (71) (71) (71) (70) ( – ) Strategic Capex (23) (249) (357) (414) (46)---- ( = ) CFADS (978) (1,038) (82) 119 672 503 875 960 1,068 1,185 ( – ) Bonds and Debenture/CRAs Interest (108) (513) (478) (438) (366) (295) (257) (218) (182) (114) ( – ) Banks and ECAs Interest (69) (36) (10) (5) (2) (1)---- ( – ) Amortizations (1,184) (302) (1,417) (404) (1,590) (894) (21) (1,000) (850) ( = ) Cash Generation / Consumption (2,338) (1,889) (1,986) (728) (1,286) (687) 597 (258) 36 1,071 BoP Cash Balance 1,146 (1,203) (3,057) (5,077) (5,724) (6,972) (7,667) (7,073) (7,341) (7,311) ( +/– ) Cash Generation / Consumption (2,338) (1,889) (1,986) (728) (1,286) (687) 597 (258) 36 1,071 ( +/– ) Exchange Rate Variation (11) 36 (34) 81 38 (8) (3) (9) (6) 6 EoP Cash Balance (1,203) (3,057) (5,077) (5,724) (6,972) (7,667) (7,073) (7,341) (7,311) (6,234) ( – ) Restricted Cash (107) (111) (101) (104) (107) (94) (97) (99) (102) (104) Unrestricted Cash Balance (1,310) (3,168) (5,178) (5,828) (7,079) (7,762) (7,170) (7,440) (7,412) (6,337) B A C (a) I UPDATED BUSINESS PLAN 10 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Annual WorkingCapital Projections–Status Quo (In US$ millions, unless otherwise indicated) CLEANSING MATERIALS Source: Braskem. (a) Figures from August 2026 onwards. YTG 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 Operational Working Capital Accounts Receivable EoP 1,310 1,262 1,278 1,323 1,456 1,482 1,544 1,578 1,631 1,683 Average Days of Revenues 37 38 34 34 34 34 34 34 34 34 Change in Accounts Receivable 53 47 (15) (45) (133) (26) (62) (34) (53) (52) Inventories EoP 2,304 2,165 2,152 2,211 2,396 2,392 2,485 2,526 2,584 2,643 Average Days of COGS 70 70 65 65 65 65 65 65 65 65 Change in Inventories 151 140 13 (59) (185) 4 (93) (41) (57) (59) Recoverable Taxes EoP 779 751 761 787 867 882 919 939 971 1,002 Average Days of Revenues 22 23 20 20 20 20 20 20 20 20 Change in Recoverable Taxes 101 28 (9) (27) (79) (15) (37) (20) (31) (31) Accounts Payable EoP 913 858 853 876 949 948 985 1,001 1,024 1,047 Average Days of COGS 27 28 26 26 26 26 26 26 26 26 Change in Accounts Payable (20) (55) (5) 23 73 (1) 37 16 23 24 Other Receivables/Payables EoP 1,793 1,684 1,674 1,720 1,864 1,861 1,933 1,966 2,010 2,057 Average Days of COGS 51 54 51 51 51 51 51 51 51 51 Change in Other Receivables/Payables 9 (109) (10) 46 144 (3) 72 32 45 46 Total Change in Working Capital 295 51 (27) (61) (181) (42) (82) (47) (74) (73) Financial Working Capital LCs (Suppliers) BoP 1,277 502- - - - - - - - ( + ) Issuance- - - - - - - - - - ( – ) Amortization (774) (502)- - - - - - - - ( +/– ) FX Variation- - - - - - - - - - EoP 502- - - - - - - - - Financial Cost (18) (19)- - - - - - - - Clients (Factoring) BoP 954 876 863 858 836 835 836 836 837 837 ( + ) Issuance 3,056 7,290 6,718 6,760 6,621 6,618 6,618 6,618 6,618 6,618 ( – ) Amortization (3,114) (7,301) (6,726) (6,773) (6,617) (6,618) (6,618) (6,618) (6,618) (6,618) ( + ) Accrued Interest 1 2- - - - - - - - ( +/– ) FX Variation (22) (4) 4 (9) (4) 0 0 0 0 0 EoP 876 863 858 836 835 836 836 837 837 837 Financial Cost (39) (89) (74) (74) (72) (72) (71) (71) (71) (70) (a) I UPDATED BUSINESS PLAN 11 PRIVILEGED & CONFIDENTIAL CLEANSING MATERIALS II Updated Monthly Cash Flow PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS PRIVILEGED & CONFIDENTIAL Disclaimer This document is delivered pursuant to, and in compliance with, Section 2.1.(iii) of the Negotiation Framework attached as Schedule 1.1.61 to the Extrajudicial Reorganization Plan dated as of August 24, 2026 (the “EJ Plan”) jointly filed by Braskem S.A., Braskem Netherlands B.V., Braskem Netherlands Inc. B.V., Braskem Trading & Shipping B.V., Braskem Netherlands Finance B.V. and Braskem America Finance Company (collectively, the “Debtors”) and which was adhered to by certain financial creditors of the Debtors representing, on a consolidated basis, 39.6% of the financial debt of the Debtors subject to the EJ Plan (the “Signatory Creditors”). Capitalized terms used and not otherwise defined herein will have the meaning given in the EJ Plan. This document and the information contained to the recipient pursuant to that certain confidentiality agreements by and between the recipient and Braskem S.A. listed in Annex A hereto (the “NDAs”) and constitutes Confidential Information for purpose thereof. By accessing this document and in accordance with Section 4.3 of the Negotiation Framework, the recipient agrees to: (i) treat all the information contained herein as Confidential Information and maintain the confidentiality of all such information; (ii) not reproduce or disclose, in whole or in part, any information contained herein to any person other than as permitted under the relevant NDA; and (iii) comply with any other obligation under the NDA with respect to, or in connection with, such information. All analysis contained herein has been prepared based upon the Company’s internal records. All information in this document is subject to verification, correction or completion without notice. Lazard has not assumed any responsibility for independent verification of any of the information contained herein and it has relied on such information being complete and accurate in all material respects. No representation or warranty, either express or implied, is made by any person as to the accuracy, reliability or completeness of the information presented herein. Neither the Company, Lazard, nor any of their respective subsidiaries, affiliates, directors, officers, agents, employees or advisors accepts any liability whatsoever for any loss or damage of any kind arising out of the use of all or any part of this document. This document does not purport to contain all of the information that a recipient may desire in investigating or deciding to enter into any transaction with, the Company or any subsidiary or affiliate thereof, or otherwise take any course of action, and should not be relied upon to form the basis of, be relied on in connection with, or act as an inducement or recommendation to enter into, any transaction or take any other action whatsoever. This document does not constitute and is not to be construed as an offer to sell or a solicitation to buy, exchange or grant consent to any securities and does not constitute any form of commitment or recommendation on the part of the Company or Lazard or any of their respective subsidiaries, affiliates, associated companies or advisors. This document should not be regarded by the recipient as a substitute for the exercise of its own judgment to enter into any transaction with the Company or any subsidiary or affiliate thereof or otherwise take any course of action. The risk, merit and suitability of any such transaction should be independently evaluated and any person considering such transaction is advised to obtain independent advice as to the legal, tax, accounting, financial, credit and other considerations relating to such transaction prior to entering into any such transaction or otherwise taking any course of action. By receipt of this document, the recipient acknowledges that it is not relying on the Company or Lazard for tax, accounting, legal or other advice, and that the recipient should receive separate and qualified tax, accounting, legal and other professional advice in connection with any transaction or course of conduct. Nothing contained herein shall be deemed to be a recommendation from the Company or Lazard to any party to enter into any transaction or to take any course of action. This document provides summary information only and is being delivered solely for informational and discussion purposes. The use of this document for any other purpose is not authorized. This document is not intended to provide a basis for evaluating any transaction, to take any course of action or to be construed as a basis for any other matter. This document speaks only as of the date hereof, all of which is subject to change, and neither the Company, Lazard nor any other person is under any obligation to update, keep current, bring-down, review or reaffirm the information herein. Under no circumstances should the delivery of this document imply that any information or analyses included in this document would be the same if made as of any other date. This document includes forward-looking statements. All statements other than statements of historical fact or relating to present facts or current conditions included in this document are forward-looking statements. Forward-looking statements give the Company’s current expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on certain assumptions and current expectations and projections about future events and trends that may affect the Company’s business and are not guarantees of future performance. Several of those assumptions and expectations are based on, or rely upon, past results or have not necessarily been recently updated or reassessed. Although the Company believes those assumptions are reasonable in light of the available information, they are inherently subject to various risks and uncertainties. Recipients of this document are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and other unknown factors, including those relating to the operations and business of the Company. These and various other factors may adversely affect the estimates and assumptions on which these forward-looking statements are based, many of which are beyond the Company’s control. The inclusion of forward-looking statements should not be regarded as a representation that any such transaction or event shall be consummated or that the Company will achieve its respective plans, estimates and expectations with respect to such transactions or events. Actual results and capital and other financial conditions may differ materially from those included in these statements due to a variety of factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this document might not occur and are not guarantees of future performance. Forward-looking statements speak only as of the date on which they are made. Nothing contained in this document is, or shall be relied upon as, a promise or representation as to the past, present or future. The Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. RECIPIENTS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. This document may include certain financial measures that are not presented in accordance with International Financial Reporting Standards (“IFRS”). These non-IFRS measures are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with an IFRS alternative to net income or any other measures derived in accordance with IFRS. The Company believes that these non-IFRS measures of financial results provide useful supplemental information to creditors about the Company. These non-IFRS financial measures may differ from the calculations of other companies and, as a result, may not be comparable to similarly titled measures presented by other companies. PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Updated Monthly Cash Flow – Standstill (In US$ millions, unless otherwise indicated) CLEANSING MATERIALS The Cash Flow considers August actuals and projected figures from September through November • Assumes no payment of letters of credit and considers the ongoing assignment of receivables (True Sale). The commercial credit line with Petrobras is considered in this line • Assumes no payment of debt service Source: Braskem. A Considerations A B B Actual Projected Aug-26 Sep-26 Oct-26 Nov-26 EBITDA 93 68 62 (6) ( + ) Working Capital – Operational 37 56 137 110 ( – ) Maintenance Capex (45) (71) (70) (72) ( – ) Alagoas & Penalties (12) (26) (20) (17) ( + ) Others (238) (48) (51) 3 ( = ) Recurring Operating Cash Flow (165) (22) 58 17 ( + ) Working Capital – Financial 58 242 (54) (83) ( – ) Strategic Capex (2) (7) (5) (5) ( = ) CFADS (108) 212 (1) (70) ( – ) Financial Debt – Interest & Amortizations---- ( = ) Cash Generation / Consumption (108) 212 (1) (70) BoP Cash Balance 1,143 1,012 1,243 1,216 ( + ) Cash Generation / Consumption (108) 212 (1) (70) ( + ) Exchange Rate Variation (22) 18 (26) (1) EoP Cash Balance 1,012 1,243 1,216 1,145 ( – ) Restricted Cash (143) (167) (165) (164) Unrestricted Cash Balance 869 1,076 1,051 981 II UPDATED MONTHLY CASH FLOW 14 PRIVILEGED & CONFIDENTIAL CLEANSING MATERIALS III Braskem Proposal and Investor Proposal CLEANSING MATERIALS PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS I I I BRASKEM PROPOSAL AND INVESTOR PROPOSAL Disclaimer This document (the “Proposal”) is delivered in connection with the Extrajudicial Reorganization Plan dated as of August 24, 2026 (the “EJ Plan”) jointly filed by Braskem S.A., Braskem Netherlands B.V., Braskem Netherlands Inc. B.V., Braskem Trading & Shipping B.V., Braskem Netherlands Finance B.V. and Braskem America Finance Company (collectively, the “Debtors”) and which, as of the date hereof, has been adhered to by certain financial creditors of the Debtors representing, on a consolidated basis, 40.3% of the financial debt of the Debtors subject to the EJ Plan (the “Signatory Creditors”). Capitalized terms used and not otherwise defined herein will have the meaning given in the EJ Plan. This Proposal contains a non-binding summary of the indicative principal commercial terms and conditions of the Updated Plan. This Proposal does not constitute an offer or a commitment by any Debtor or any Main Shareholder to enter into or otherwise support, as applicable, an Updated Plan in the terms set forth herein and may be subject to changes. The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures, as well as being contingent upon obtaining and complying with any additional approvals, authorizations and requirements under applicable law and subject to further review of corporate, tax and accounting matters. None of the terms and conditions set forth herein shall be binding upon or enforceable against the Debtors except until such time any such terms and conditions are set forth in the Updated Plan that is duly confirmed by the applicable court and the definitive binding agreements implementing such terms and conditions. Pursuant to Section 2.7.1 of the Plan, neither this Proposal, nor any other proposal made, resolution adopted in respect of proposals made by the Debtors, or agreement reached by the Debtors and the Signatory Creditors party to the Negotiation Framework in relation to matters that directly affect the Main Shareholders (including, without limitation, commitments, the form and structure of capital contributions, dilution levels and parameters, and the terms and conditions for the conversion of debt into equity) shall be binding upon or enforceable against the Main Shareholders unless expressly consented to in writing by the Main Shareholders in accordance with their applicable corporate governance rules. This Proposal is being delivered to the recipient pursuant to that certain confidentiality agreements by and between the recipient and Braskem S.A. listed in Annex A hereto (the “NDAs”) and constitutes Confidential Information for purpose thereof. By accessing this Proposal and in accordance with Section 4.3 of the Negotiation Framework, the recipient agrees to: (i) treat all the information contained herein as Confidential Information and maintain the confidentiality of all such information; (ii) not reproduce or disclose, in whole or in part, any information contained herein to any person other than as permitted under the relevant NDA; and (iii) comply with any other obligation under the NDA with respect to, or in connection with, such information. This Proposal has been prepared by Lazard Assessoria Financeira Ltda (“Lazard”), Makalu Partners (“Makalu”), Cleary Gottlieb Steen & Hamilton LLP (“CGSH”) and Emunhoz Advogados (“EMunhoz” and, together with Lazard, Makalu and CGSH, the “Debtors Advisors”) on behalf of the Debtors for delivery to Houlihan Lokey Capital, Inc., Davis Polk & Wardwell LLP, Pinheiro Guimarães Advogados and the Signatory Creditors. The Debtors Advisors prepared this Proposal based on information that is publicly available and/or provided by the Debtors. The Debtors Advisors have relied upon the accuracy and completeness of such information and have not independently verified it. Neither the Debtors Advisors nor the Debtors make any representation or warranty, express or implied, as to the accuracy or completeness of this Proposal. Each recipient must conduct its own independent investigation and analysis and may not rely on this Proposal or any statements by the Debtors Advisors or the Debtors as the basis for any investment, credit, legal, tax, accounting or other decision. This Proposal contains forward-looking statements, including projections, forecasts, estimates, and other statements regarding future events, financial performance, business strategies, and anticipated results. These forward looking statements are based on current expectations, assumptions, and estimates of the Debtors that are subject to significant business, economic, regulatory, and competitive uncertainties, many of which are beyond the Debtors’ control. Actual results may differ materially from those expressed or implied in such forward-looking statements. No representation or warranty is made that any forward-looking statement will be achieved or will prove to be correct. Recipients are cautioned not to place undue reliance on any forward-looking statements contained herein. This Proposal is being provided in connection with potential settlement, compromise, or business resolution discussions. Pursuant to Federal Rule of Evidence 408 and applicable equivalent laws and regulations of any state or other country or jurisdiction (including Brazil and Netherlands), this Proposal and any information contained herein shall not be construed as an admission of liability, fault, or wrongdoing, and shall not be admissible as evidence to prove or disprove the validity or amount of any disputed claim or for impeachment purposes in any litigation or proceeding. This Proposal is provided for negotiation and discussion purposes only. 16 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Term Sheet | Braskem Proposal (10/23) and Investor Proposal (10/24) (1/6) CLEANSING MATERIALS The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures Braskem Proposal (10/23) Investor Proposal (10/24) Relief Period Tenor • Transaction to be implemented on a day-one basis: Upfront Debt-to-Equity Conversion and shareholder equity contribution at closing of the Equity Rights Offering (subject to the deferred disbursement) • Contingent Equity Contribution and Contingent Debt-to-Equity Conversion in June 2029, in the amount necessary (if any) to achieve the Minimum Metrics, subject to Sequencing and caps described below • Agreed, but excluding deferred equity disbursement and Contingent Equity Contribution. All shareholder equity contribution to be disbursed at closing Commercial Credit Line • Commercial Credit Line to be maintained on its current terms for 3 years (i.e., through June 2029) − Amount: US$470 million(a) − Outstanding balance to be fully repaid at maturity • Treatment of Commercial Credit Line TBD Long-Term Restructuring Structure • Long-Term Restructuring to be achieved through a combination of (i) an equity commitment backstopped by the Main Shareholders or third parties and (ii) debt conversion into equity − To be implemented at closing and on a contingent basis in June 2029, as set forth below • Agreed, but excluding deferred equity disbursement and Contingent Equity Contribution. All shareholder equity contribution to be disbursed at closing • Contingent Debt-to-Equity Conversion to be limited to Convertible Takeback Debt Timing & Minimum Metrics • Contingent Equity Contribution and Contingent Debt-to-Equity Conversion in June 2029, in the amount necessary (if any) to achieve the Minimum Metrics, subject to Sequencing and caps described below − Minimum Metrics: Net Leverage of 4.0x, excluding L/Cs from the calculation − Definition and measurement period of Net Leverage: TBD • Agreed, but excluding Contingent Equity Contribution. All shareholder equity contribution to be disbursed at closing (a) Contracted value of the Commercial Credit Line is R$2,350 million (AHG Counterproposal: US$470 million to be interpreted as the entire value of the Commercial Credit Line). III BRASKEM PROPOSAL AND INVESTOR PROPOSAL 17 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Term Sheet | Braskem Proposal (10/23) and Investor Proposal (10/24) (2/6) CLEANSING MATERIALS The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures Braskem Proposal (10/23) Investor Proposal (10/24) Treatment of Claims Overview & Default Option • Four options (Default Option, Option A, Option B and Option C) available to all Subject Claims (~US$10.9 billion) • Default Option: New 2060 1% PIK takeback debt − Early payment terms: TBD • Creditors must agree not to pursue enforcement / recoveries against non-debtor obligors as a condition to electing non-default options, subject to election mechanics and documentation to be agreed – mechanics TBD • Agreed Option A (L/Cs) • Creditors that participate in a new L/C line with US$[200] million of incremental capacity receive reinstated L/Cs, subject to negotiation with the L/C providers: − Reinstated L/Cs • Maturity: [7]-year maturity • Interest: [SOFR rate + margin] • Collateral: [TBD] − New [$200 million] L/C availability • Maturity: [7]-year maturity • Interest: [SOFR rate + margin] • Collateral: [TBD] • Available only to existing L/C providers • Structure TBD • Creditors that participate in a new L/C line with $[200] million of incremental capacity receive reinstated L/Cs and no Convertible Debt − Reinstated L/Cs • Maturity: 7-year maturity • Interest: SOFR rate • Collateral: Shared first lien with secured takeback debt on assets and equity of European operations − New [$200 million] L/C availability • Maturity: 7-year maturity • Interest: SOFR rate + [margin] • Collateral: Shared first lien with secured takeback debt on collateral package • Available only to existing L/C providers • Structure TBD such that L/Cs are treated in manner consistent with past practice III BRASKEM PROPOSAL AND INVESTOR PROPOSAL 18 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Term Sheet | Braskem Proposal (10/23) and Investor Proposal (10/24) (3/6) CLEANSING MATERIALS The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures Braskem Proposal (10/23) Investor Proposal (10/24) Treatment of Claims Option B • Open to all creditors; those that elect Option B receive their pro rata share of a combination of Secured Takeback Debt and equity (Debt-to-Equity Conversion): − Secured Takeback Debt • Amount: 71% of electing claims (up to ~US$6.8 billion, assuming all L/C providers elect Option A and subject to Option C election); to be adjusted pro rata for actual elections o Includes a portion of up to US$[0.5–1.0] billion convertible into equity in June 2029, as per the Contingent Debt-to-Equity Conversion (security, structure, rates, collateral – TBD) • Maturity: amortizations beginning 2033; schedule TBD • Interest Rate: increase of 125bps over the current weighted-average interest rate o 100% PIK toggle for 3 years (i.e., through June 2029), subject to a 100bps PIK premium • Collateral: assets and equity of U.S. operations, other assets TBD, subject to required consents • Cash Sweep: Annual excess cash sweep of all cash above US$2.0 billion, calculation to exclude proceeds from Equity Rights Offering − Upfront Debt-to-Equity Conversion • Amount: 29% of electing claims (up to ~US$2.8 billion, assuming all L/C providers elect Option A and subject to Option C election); to be adjusted pro rata for actual elections • Conversion: mandatory and in full at closing, simultaneously with the Equity Rights Offering • Conversion Price: based on current Market Price (mechanics TBD) − Contingent Debt-to-Equity Conversion: see next page • Open to all creditors; those that elect Option B receive their pro rata share of a combination of Secured Takeback Debt, Convertible Takeback Debt, and equity • Note: Treatment across existing debt instruments, including term and rate, remains an open point, subject to further discussion among the parties − Secured Takeback Debt • Amount: Remaining Option B claims after Debt-to-Equity Conversion and Convertible Takeback Debt (approximately ~$7.3 billion(a) / ~76¢ assuming all L/C providers elect Option A) • Maturity: TBD extension • Interest: Interest rates of existing instruments to be increased in a manner that results in a weighted average increase from ~6.8% to ~8.5% p.a.(b) o 50% PIK toggle through December 2027, subject to a 175bps PIK premium • Collateral: Comprehensive collateral package including first lien on assets and equity of U.S., Europe, and Brazil operations and equity of BAKIDE • Cash Sweep: Annual excess cash sweep of all cash above $1.0 billion o Calculation to exclude proceeds from the Equity Rights Offering for TBD period − Debt-to-Equity Conversion • Amount: $1.85 billion (~19.3¢) o To be reduced by any amount of nominal debt reduction provided by Option C election o Reduced amounts to be allocated to the Secured Takeback Debt • Conversion Price: R$2.00 / share − Convertible Takeback Debt: see next page III BRASKEM PROPOSAL AND INVESTOR PROPOSAL 19 (a) As of August 24, 2026. (b) Current weighted average interest rate of the Company’s debt excluding L/Cs. PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Term Sheet | Braskem Proposal (10/23) and Investor Proposal (10/24) (4/6) CLEANSING MATERIALS The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures Braskem Proposal (10/23) Investor Proposal (10/24) Treatment of Claims Option B (cont’d) − Contingent Debt-to-Equity Conversion • Amount: up to US$[0.5–1.0] billion (final amount TBD subject to negotiations) • Conversion: in June 2029, proportionally with the Contingent Equity Contribution, in the amount necessary (if any) to achieve the Minimum Metrics, subject to Sequencing • Conversion Price: based on Market Price at the time of conversion (mechanics TBD) − Convertible Takeback Debt • Amount: $450 million (~4.7¢) o To be reduced by any amount of nominal debt reduction in excess of $1.85 billion provided by Option C election o Reduced amounts to be allocated to the Secured Takeback Debt • Interest Rate: Accretion on Conversion Price equivalent to 4% p.a. • Conversion Price: R$2.00 / share, to reduce by 4% p.a. • Conversion: Mandatory conversion in June 2029 of the amount necessary to achieve 4.0x OtC Net Leverage, capped at $450 million total conversion o Optional Conversion: Optional conversion at creditors’ election o Remaining Convertible Debt (i.e., if not fully converted): Exchanged into Secured Takeback Debt at 110% (accreted amount through the end of relief period at 4% p.a.) Option C • Open to all creditors; those that elect Option C receive Secured Takeback Debt: − Amount: [TBD]% of electing claims − Maturity: same as Option B Secured Takeback Debt − Interest Rate: same as Option B Secured Takeback Debt (including 3-year PIK toggle) − Collateral: same as Option B Secured Takeback Debt • Construction of an option that provides additional secured takeback debt in lieu of Debt-to-Equity Conversion / Convertible Takeback Debt agreed; TBD economics and takeback percentage III BRASKEM PROPOSAL AND INVESTOR PROPOSAL 20 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS Term Sheet | Braskem Proposal (10/23) and Investor Proposal (10/24) (5/6) CLEANSING MATERIALS The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures Braskem Proposal (10/23) Investor Proposal (10/24) Equity Rights Offering Amount & Backstop • At closing, the Company will carry out a capital increase (“Equity Rights Offering”) open to all current shareholders and third parties, on the following terms: − Amount: Follow-on of US$2.25 billion, of which US$1.2 billion will be backstopped by the Main Shareholders or third parties, with commitment provided today • Commitment subscribed in full at Equity Rights Offering closing, with 50% disbursed at closing and 50% disbursed 12 months after closing − Contingent Equity Contribution: additional commitment of up to US$0.5 billion by the Main Shareholders or third parties, provided today, to be contributed in June 2029 in the amount necessary (if any) to achieve the Minimum Metrics, subject to Sequencing − Backstop Parties: Main Shareholders may designate third-party backstop parties without creditor approval, so long as such third-party complies with certain credit and sanctions eligibility requirements TBD • At closing, the Company will carry out a capital increase (“Equity Rights Offering”) open to all current shareholders and third parties, on the following terms: − Amount: Follow-on of $2.25 billion, of which $1.85 billion will be backstopped by the Main Shareholders or third parties, with commitment provided today − Backstop Parties: Any third party (other than the Main Shareholders) that may provide backstop commitment shall be subject to creditor approval prior to plan approval Sequencing • Equity contributions and debt-to-equity conversions to be implemented as follows: − (i) At closing: Equity Rights Offering (including the US$1.2 billion backstop, subject to the deferred disbursement) and Upfront Debt-to-Equity Conversion of US$2.8 billion (each at its own pricing terms) − (ii) In June 2029: Contingent Equity Contribution (up to US$0.5 billion) and Contingent Debt-to-Equity Conversion (up to US$[0.5–1.0] billion), applied pari passu and proportionally, i.e., pro rata to their respective maximum amounts (each at its own pricing terms), in the amount necessary (if any) to achieve the Minimum Metrics • Equity contributions and debt-to-equity conversions to be implemented as follows: − (i) At Closing: Equity Rights Offering (including the $1.85 billion backstop) and Upfront Debt-to-Equity Conversion of $1.85 billion (each at its own pricing terms) − (ii) In June 2029: Contingent Debt-to-Equity Conversion (up to $450 million), in the amount necessary (if any) to achieve the Minimum Metrics Pricing • Pricing: 20% discount to the current Market Price, applicable to all participants subscribing with new money, including current shareholders exercising pre-emptive or priority rights pursuant to articles 170, §1, and 171 of Law No. 6,404/76 − Contingent Equity Contribution pricing: 20% discount to the Market Price at the time of disbursement (mechanics TBD) • Pricing: R$1.60 / share (20% discount to Debt Conversion Price) Timing & Structure • Timing: At closing, simultaneously with the Upfront Debt-to-Equity Conversion; contingent components in June 2029 (see Sequencing) • Implementation and Structure: To be designed in a manner satisfactory to the shareholders, creditors and the Company − Structure to contemplate maintenance of existing governance framework • Agreed in principle; governance to be discussed III BRASKEM PROPOSAL AND INVESTOR PROPOSAL 21 PRIVILEGED & CONFIDENTIAL – FOR DISCUSSION PURPOSES ONLY CONFIDENTIAL SETTLEMENT COMMUNICATION SUBJECT TO FRE 408 AND ITS EQUIVALENTS CLEANSING MATERIALS I I I BRASKEM PROPOSAL AND INVESTOR PROPOSAL Term Sheet | Braskem Proposal (10/23) and Investor Proposal (10/24) (6/6) The final terms and conditions of the Updated Plan, if and when agreed between the relevant parties, are contingent upon the approval of each Debtor and each Main Shareholder, in accordance with governance requirements and procedures Braskem Proposal (10/23) Investor Proposal (10/24) Others Braskem Idesa & Transforma Rio • The Updated Plan will permit: − The Company to implement the Braskem Idesa transaction − Strategic investments related to the Transforma Rio project, conditional upon acceptance by creditors holding at least 50% of Secured Takeback Debt (mechanics TBD) • BAKIDE implementation conditioned on closing of the transaction • Implementation of any strategic capex, including Transforma Rio, conditional upon acceptance by at least [50]% of Signatory Creditors Cash Sweep & Asset Sales • Cash Sweep: As set forth in Secured Takeback Debt terms • Asset Sales: [TBD] • Cash Sweep: As set forth in Secured Takeback Debt terms • Asset Sales: Any proceeds must be used to repay Secured Takeback Debt at par 22

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Material Fact may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words "project," "believe," "estimate," "expect," "plan", "objective" and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company's control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Material Fact does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.